Exhibit 24(b)(4.33):  212397-20 SECURE ACT – Defined Contribution

ReliaStar Life Insurance Company ENDORSEMENT

This Endorsement is made a part of the Contract and, if applicable, the Certificate to which it is attached. Where used in this Endorsement, the term Contract shall mean Certificate when this Endorsement is attached to a Certificate.

The purpose of this Endorsement is to amend the Contract to reflect amendments to the Internal Revenue Code of 1986, as may be amended from time to time (the "Code"), made pursuant to the Setting Every Community Up for Retirement Enhancement Act of 2019 ("the SECURE Act").

The following provisions amend the terms of the Contract, and the provisions of this Endorsement supersede any conflicting provisions in the Contract or in any prior endorsements. All other provisions of the Contract shall remain in full force.

A.	Modification to the Required Minimum Distribution ("RMD") Rules
References to the participant reaching age 70 1/2 in conjunction with the date on which RMDs must begin are hereby removed and replaced with the following:
RMDs are governed and administered consistent with section 401(a)(9) of the Code and regulations thereunder.

B.	RMD Rules for Payments to Beneficiaries

References to the participant reaching age 70 1/2 in conjunction with the date on which RMDs must begin and descriptions of non-spousal beneficiary payment terms are hereby removed and replaced with the following:

RMD payments to beneficiaries of qualified retirement plan participants are governed and administered consistent with section 401(a)(9) of the Code and regulations thereunder.

C.	Withdrawals for Birth or Adoption of a Child
If a plan permits, any references to qualified distributions or withdrawals are updated to include the following:

Withdrawals of up to $5,000 (which may be amended by the Code from time to time) per birth or adoption of a child from eligible defined contribution plans are allowed as a qualified birth or adoption distribution subject to applicable tax, withholding and reporting rules. In addition, plan participants may be able to re-contribute such amounts subject to applicable regulations.

D.	Lifetime Distribution Options
If permitted by a plan, any references to lifetime distribution options are updated to include the following:

For plan years beginning after December 31, 2019, participants in defined contribution plans, section 403(b) plans, or governmental section 457(b) plans with a lifetime income investment option may take a distribution of the lifetime income investment, without regard to any of the Code’s withdrawal restrictions, if the lifetime income investment is no longer authorized to be held under the plan. The distribution must be a direct trustee-to-trustee transfer of the investment in the form of a qualified plan distribution annuity to another employer-sponsored retirement plan or Individual Retirement Account.

E.	Loans
If a plan permits, any references to loans are updated to include the following:
Loans are governed and administered consistent with the plan and section 72(p) of the Code and regulations thereunder, as may be amended from time to time.

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F.	Conformity with Law and Plan
The Contract is updated to include the following:

The Contract will be subject to and interpreted in conformity with the provisions, terms, and conditions of the plan document of which this Contract is a part, if any, as well as any administrative procedures and with:

	1.	The Code and regulations thereunder; and
2.

Other applicable law (including, without limitation, the Employee Retirement Income Security Act of 1974, as amended) as determined by the plan administrator or other designated plan fiduciary or, if none, you.

The effective date of this Endorsement is January 1, 2020, or the effective date of the Contract, if later.

[/s/ William Bainbridge

President]

ReliaStar Life Insurance Company

212397-20	2	SECURE - Defined Contribution